SEC

17008812

SEC
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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STURDIVANT & CO., INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Atrium Way, Suite 520
(No. and Street)

Mt. Laurel (City) New Jersey (State) 08054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harvey de Krafft (856) 751-1331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

One Logan Square, 130 N. 18th St., Ste. 3000 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STURDIVANT & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

PUBLIC DOCUMENT

3000 ATRIUM WAY, SUITE 520 • MT. LAUREL, NEW JERSEY 08054
TEL. 856.751.1331 • FAX 856.751.1141

OATH OR AFFIRMATION

I, Harvey de Krafft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sturdivant & Co., Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Terry A Dorsey-Williams
Notary Public
New Jersey
My Commission Expires 7-12-21
No. 2074116

Terry A. Dorsey Williams
Notary Public

Harvey R. de Krafft
Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☐ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report for Year Ended December 31, 2016.
- ☐ (p) Reconciliation of computation of net capital under Rule 17a-5(d) (4) of the SEC.

STURDIVANT & CO., INC.

Contents

EisnerAmper LLP
One Logan Square, Suite 3000
130 North 18th Street
Philadelphia, PA 19103-2757
T 215.881.8800
F 215.881.8801

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Sturdivant & Co., Inc.

We have audited the accompanying statement of financial condition of Sturdivant & Co., Inc. (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sturdivant & Co., Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

Philadelphia, Pennsylvania
February 23, 2017

STURDIVANT & CO., INC.

Statement of Financial Condition
December 31, 2016

ASSETS		
Cash		$ 11,977
Clearing deposit		150,975
Receivables from clearing broker		47,765
Receivables from an affiliate		15,000
Loans receivable from parent company		153,988
Prepaid expenses and other assets		13,525
Property and equipment, net of accumulated depreciation		17,067
TOTAL ASSETS		$ 410,297
LIABILITIES		
Accounts payable and accrued expenses		$ 55,457
Total liabilities		55,457
Commitments and contingencies		
STOCKHOLDER'S EQUITY		
Common stock, no par value:		
Authorized	1,000 shares	
Issued	594.22 shares	
Outstanding	534.86 shares	99,361
Additional paid-in capital		2,770,877
Deficit		(865,398)
		2,004,840
Less treasury stock, at cost	59.36 shares	(1,650,000)
Total stockholder's equity		354,840
		$ 410,297

See notes to financial statement

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Sturdivant & Co., Inc. (the "Company") is a registered broker/dealer clearing all of its customer transactions through correspondent brokers on a fully disclosed basis. In addition, the Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. The Company has offices located in Mt. Laurel, New Jersey and Baltimore, Maryland and Chicago, Illinois.

The Company is a wholly-owned subsidiary of S&D Financial Holdings, LLC ("S&D"). S&D is owned by three partners. Two of those three are officers of the Company and the third is a LLC owned by certain of the Company's officers and employees.

[2] Basis of presentation:

The Company's financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

[3] Receivables and related party transaction:

Receivables from clearing broker represents the net commissions receivable earned as an introducing broker for the Company's customers' transactions. As of December 31, 2016, this receivable is due from one clearing broker.

The Company provided management services during the year ended December 31, 2016 to an affiliate. Receivables from an affiliate on the accompanying statement of financial condition includes $11,500 from the affiliate as of December 31, 2016.

[4] Property and equipment:

Property and equipment is stated at cost net of accumulated depreciation. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Method
Furniture and Fixtures	5 Years	Straight - Line Method
Computer Equipment	5 Years	Straight - Line Method

[5] Revenue recognition:

Commissions and clearing expenses are recorded on a trade-date basis as securities transactions occur. Management Service fees are recorded as earned based on contractual arrangements. Research income is recognized as earned based on contractual agreements.

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Use of estimates:

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[7] Income taxes:

The Company is a corporation under the Internal Revenue Code. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

U.S. GAAP requires companies to account for income taxes by prescribing a minimum probability threshold that an uncertain tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Management believes that there are no uncertain tax positions. The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

[8] Treasury stock:

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statement of financial condition.

[9] New accounting pronouncements;

In May 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 requires an entity to recognize revenue depicting the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will also result in enhanced revenue related disclosures. ASU 2014-09 has an effective date for private companies for fiscal years beginning after December 15, 2018. Early adoption is permitted for fiscal years beginning after December 15, 2016. The Company is currently evaluating the effect that this new guidance will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU 2016-02, *Leases* (Topic 842). FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The updated guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption of the update is permitted. The Company is currently evaluating the effect that this new guidance will have on its financial statements and related disclosures.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2016 is as follows:

Furniture and fixtures	$86,848
Computer equipment	70,082
	156,930
Less accumulated depreciation	139,863
	$17,067

NOTE C - NOTE PAYABLE

The Company had a term loan agreement with a bank. At December 31, 2015, principal balance outstanding was $13,998. On May 15, 2016, the loan was paid in full and the term loan agreement was terminated.

NOTE D - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

The Company has a clearance agreement with one clearing broker. Pursuant to the agreement, the Company is required to maintain a minimum net capital of $100,000. The Company has a clearing deposit of $150,975 with this broker as of December 31, 2016 pursuant to the agreement.

In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2016, there were no open underwriting commitments.

The Company's operations are headquarted in Mt. Laurel, New Jersey. The Company has a shared space and services agreement with its parent company, S&D. This agreement expired on December 31, 2015 with two, one year renewal options. This agreement was renewed through December 31, 2017.

The Company maintains an office in Baltimore, Maryland and has entered into a month-to-month lease agreement for that space.

The Company maintains an office in Chicago, Illinois and has entered into a month-to-month lease agreement for that space.

NOTE E - ADDITIONAL DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS (INCLUDING FINANCIAL INSTRUMENTS NOT CARRIED AT FAIR VALUE)

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Fund.

NOTE E - ADDITIONAL DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS (INCLUDING FINANCIAL INSTRUMENTS NOT CARRIED AT FAIR VALUE) – (CONTINUED)

Level 3 - Unobservable inputs that reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability. An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, short-term receivables, prepaid expenses, borrowings, accounts payable and accrued liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2016, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

ASSETS	CARRYING VALUE	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL ESTIMATED FAIR VALUE
Cash	$ 11,977	$ 11,977	$ -	$ -	$ 11,977
Deposits with clearing organizations	150,975	150,975	-	-	150,975
Receivables from an affiliate	15,000	-	15,000	-	15,000
Receivable from broker-dealers and clearing organizations	47,765	-	47,765	-	47,765
Loan receivable from parent company	153,988	-	-	153,988	153,988
TOTALS	$ 379,705	$ 162,952	$ 62,765	$ 153,988	$ 379,705
LIABILITIES					
Accounts payable, accrued expenses, and other liabilities	$ 55,457	$ -	$ 55,457	$ -	$ 55,457
TOTALS	$ 55,457	$ -	$ 55,457	$ -	$ 55,457

The following provides information on the valuation techniques and nature of significant unobservable inputs used by the Company to determine the value of Level 3 assets and liabilities. The inputs are not indicative of the unobservable inputs that may have been used for an individual asset or liability.

Investments	Fair Value December 31, 2016	Valuation Techniques	Unobservable Inputs	(Weighted Average) of Inputs
Note receivable from parent company	$ 153,988	Discounted cash flows	Discount rate Expected recovery	1% 100%

Management is responsible for valuation policies and procedures and determining the fair value of investments. Management has procedures in place to determine the fair value of the Company's Level 3 investments. Such procedures are designed to assure that the applicable valuation approach is appropriate and that values included in these financial statements are based on observable inputs when possible or that unobservable valuation inputs are reasonable.

Valuation methodologies, including models, used for valuing Level 3 investments may include extrapolation and use observable inputs. The selection of applicable comparable inputs involves significant judgment, including qualitative and quantitative analysis of comparability. To the extent possible, executed transactions are used for determining the fair value of Level 3 investments.

Such valuation measurements are based on the value indicated by current expectations about future events and amounts. Significant judgment for factors such as transaction or company size, control, marketability and relative performance is involved in determining and applying discounts or premiums.

Weighted average of inputs represent the range and weighted average of significant inputs used in determining the fair value as points, percentages, basis points or multiple.

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2016:

Balance - January 1, 2016	$147,098
Additional loans to parent company	22,088
Prrincipal repayments by parent company	(15,198)
Balance - December 31. 2016	$153,988

There were no transfers between level one, two or three during the year ended December 31, 2016.

NOTE F - PROFIT-SHARING PLAN

Employees of the Company may participate in a profit-sharing plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees who meet certain eligibility requirements. Matching contributions by the Company to the plan can be made at the discretion of the Board of Directors. In addition, the plan has a profit-sharing feature, contributions to which are also at the discretion of the Board of Directors.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had net capital of $155,260 which was $55,260 in excess of its required net capital. The Company's net capital ratio was 0.36 to 1 as of December 31, 2016.

NOTE H - OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

At times, the Company may maintain a cash balance with a bank in excess of the FDIC insurance limit.

NOTE I - RELATED PARTY TRANSACTIONS

The total amount receivable from S&D at December 31, 2016 is $153,988. Effective December 2013, S&D executed a promissory note with the Company to repay the amount owed in monthly installments of $500 of principal and interest, with the remaining balance due in a balloon payment on September 1, 2023. The note receivable accrues interest of 1% per year and is personally guaranteed by the members of S&D.

NOTE J - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred income taxes which include the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Accounting principles generally accepted in the United States of America allow the recognition of deferred tax assets related to the anticipated benefit of net operating loss carryforwards, subject to certain valuation allowance adjustments.

As of December 31, 2016, the Company has approximately $740,569 of federal net operating losses and approximately $630,586 of state net operating losses available for carryforward to future years. The carryforwards begin to expire at various dates through December 31, 2024.

A deferred tax asset of $149,989 as of December 31, 2016 has been recorded to include the tax effect of the federal and state net operating loss carryforwards for tax and financial accounting purposes. A valuation allowance of $149,989 has also been recorded in connection with this asset as the Company is uncertain as to the realization of any of the tax asset.

NOTE J - INCOME TAXES - (CONTINUED)

The deferred tax asset in the accompanying statement of financial condition consists of the following components as of December 31, 2016:

Net operating loss carry forward s	$ 149,989
Valuation allowance	$(149,989)